EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Class Action

On July 6, 2014, the Company received a lawsuit together with a motion to certify the lawsuit as a class action that had been filed with the Haifa District Court against the Company.

According to the plaintiff, who is a customer of the Company's internet services, the Company does not allow existing customers to connect to its Internet infrastructure at the same rates it offers to new customers for the same service.

The plaintiff estimated the entire claim amount at up to NIS 144 million (based on personal damages of up to NIS 10 per month, calculated according to the difference between the price per existing customer and the price per new customer multiplied by the Company's 1.2 million existing customers over the course of one year).

The Company is studying the claim and is unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.